AdvisorShares Trust 3 Bethesda Metro Center, Suite 700 Bethesda, Maryland 20814
September 3, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention: Ms. Valerie J. Lithotomos

Re:	Request for Withdrawal Pursuant to Rule 477 under the Securities Act of 1933 (File No. 333-157876)

Ladies and Gentleman:

On behalf of AdvisorShares Trust (the “Trust”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of Post-Effective Amendment No. 7 to the Trust’s registration statement on Form N-1A (File No. 333-157876), which was filed with the U.S. Securities and Exchange Commission on June 4, 2010 (via EDGAR Accession No. 0001144204-10-031947) (“PEA No. 7”).  PEA No. 7 is being withdrawn because the Trust has elected not to pursue the registration of the securities included in the registration statement at this time. No securities were sold in connection with the above referenced registration statement.

Should you have any questions or comments, please do not hesitate to call W. John McGuire at 202.739.5654 or Ryan E. Gibbs at 202.739.5282.

Sincerely,

AdvisorShares Trust

By:	/s/ Dan Ahrens
Dan Ahrens
Secretary